Exhibit I

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Closing of $100 Million Class A Common Share Offerings

HONG KONG, CHINA, May 27, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that in connection with the previously announced public offering of its Class A common shares (the “Common Shares”), the underwriters have exercised their option to purchase an additional 750,000 Common Shares. The public offering of a total of 5,750,000 Common Shares, as well as the concurrent private sale of 1,020,408 Common Shares to Seaspan’s chief executive officer and affiliates of one of Seaspan’s directors and of Dennis Washington, will close today for total gross proceeds of approximately $100 million.

Seaspan will use approximately $85 million of the net proceeds from the Common Share offerings to redeem a portion of its outstanding 9.50% Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), and will use the remainder for general corporate purposes. This redemption of Series C Preferred Shares is in addition to the previously announced redemption of 5,600,000 Series C Preferred Shares for $140 million.

Wells Fargo Securities, Morgan Stanley, UBS Investment Bank, Credit Suisse, J.P. Morgan and Stifel acted as joint book-running managers for the public offering. RBC Capital Markets, BB&T, Janney Montgomery Scott, Ladenburg Thalmann, ABN AMRO, BNP PARIBAS, and Santander acted as co-managers for the offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 118 containerships representing a total capacity of over 935,000 TEU, including 14 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 89 vessels has an average age of approximately six years and average remaining lease period of approximately six years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR C	Series C preferred shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about the closing of Seaspan’s public offering and concurrent private sale, and the use of proceeds thereof. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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